March 30, 2026

Warner Biddle
Chief Executive Officer
Kyverna Therapeutics, Inc.
5980 Horton St., STE 550
Emeryville, CA 94608

       Re: Kyverna Therapeutics, Inc.
           Registration Statement on Form S-3
           Filed March 26, 2026
           File No. 333-294645
Dear Warner Biddle:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Daniel Crawford at 202-551-7767 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Life
Sciences
cc:    Samantha Eldredge, Esq.